

15026880

SECU.   SSION

Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5 / Amended
PART III

SEC FILE NUMBER
8- 37664

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___1/1/14___ AND ENDING ___12/31/14___

                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TLS FINANCIAL SERVICES, INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

920 PROVIDENCE ROAD SUITE 203

(No. and Street)

TOWSON	MARYLAND	21286
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
    THOMAS L. SCHMIDT   410-825-1295

                                                       (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

    KUCZAK & ASSOCIATES, P.A.

                          (Name – if individual, state last, first, middle name)

139 N MAIN STREET SUITE 101	BEL AIR	MARYLAND	21014
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)




(8)

OATH OR AFFIRMATION

I, _____ THOMAS L. SCHMIDT _____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____ TLS FINANCIAL SERVICES, INC. _____ , as
of _____ DECEMBER 31 _____ , 20 14 ___ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

Thomas L. Schmidt

Signature

President

Title

Debra J. Kale, CNP

Notary Public

My Commission Expires: 06/11/2019

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

TLS FINANCIAL SERVICES, INC.

FINANCIAL STATEMENTS

December 31, 2014

CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM...1-2

REPORT OF INDEPENDENT ACCOUNTANTS ON INTERNAL CONTROL AS
REQUIRED BY SEC RULE 17A-5..22-23



Kuczak
& Associates, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

139 North Main Street, Suite 300
Bel Air, MD 21014

The Board of Directors
TLS Financial Services, Inc.
Towson, Maryland

Report of Independent Registered Public Accounting Firm

We have audited the accompanying statement of financial condition of TLS Financial Services, Inc. as of December 31, 2014, and related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes (collectively referred to as the "financial statements"). These financial statements are the responsibility of the company's management.

We are a public accounting firm registered with the Public Company Accounting Oversight Board ("PCAOB") (United States) and are required to be independent with respect to the Company in accordance with the United States federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission ("SEC") and the PCAOB. We have served as the Company's auditor consecutively since 2004.

Basis of Opinion

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, appropriate evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit to provides a reasonable basis for our opinion.

Opinion on the Financial Statement

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TLS Financial Services, Inc. as of December 31, 2014 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

(1)

We also have audited, in accordance with the standards of the PCAOB, TLS Financial Services, Inc.'s internal control over financial reporting as of December 31, 2014, and our report dated January 19, 2015 expressed that the controls were adequate.

Critical Audit Matters

The standards of the PCAOB require that we communicate in our report critical audit matters relating to the audit of the current period's financial statements or state that we determined that there are no critical audit matters. Critical audit matters are those matters addressed during the audit that (1) involved our most difficult, subjective, or complex judgments: (2) posed the most difficulty to us in obtaining sufficient appropriate evidence: or (3) posed the most difficulty to us in forming our opinion on the financial statements.

We determined that there are no critical audit matters

In addition to auditing the Company's financial statements in accordance with the standards of the PCAOB, we evaluated whether the other information, included in the annual report on The Financial and Operational Combined Uniform Single Report IIa and Statement Pertaining to Exemptive Provisions Under 15c3-3(k)(2)(i) filed with the Securities and Exchange Commission that contains both the December 31, 2014 financial statements and our audit report on those financial statements, contains a material inconsistency with the financial statements, a material misstatement of fact, or both. Our evaluation was based on relevant audit evidence obtained and conclusions reached during the audit. We did not audit the other information and do not express an opinion on the other information. Based on our evaluation, we have not identified a material inconsistency or a material misstatement of fact in the other information.

Kruzah: Associates, P.A.

Bel Air, Maryland
January 19, 2015

TLS FINANCIAL SERVICES, INC.

Balance Sheet
See Auditor's Report

December 31, 2014

ASSETS

Current Assets:	
Cash and cash equivalents	$ 39,152
Total Assets	$ 39,152

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities:	
Accounts payable	$ 500
	500
Stockholder's Equity:	
Common stock $1.00 par value; authorized 100,000 shares	
Issued and outstanding 100 shares	100
Additional paid-in capital	28,731
Retained earnings	9,821
Total stockholders' equity	38,652
Total Liabilities and Stockholder's Equity	$ 39,152

The notes to financial statements are an integral part of these statements.

TLS FINANCIAL SERVICES, INC.

Statements of Operations and Retained Earnings
See Auditor's Report

For the year ended December 31, 2014

INCOME

Commissions	$	27,542

EXPENSES

Commissions	14,375
Management fee	6,000
Professional fees	5,665
Insurance	2,125
Other expenses	475
	28,640

Net loss	$	(1,098)

RETAINED EARNINGS

Retained earnings, beginning of year	$	15,919
Distribution to shareholder		(5,000)
Net loss		(1,098)
Retained earnings, end of year	$	9,821

The notes to financial statements are an integral part of these statements.

TLS FINANCIAL SERVICES, INC.

Statement of Cash Flows
See Auditor's Report

For the year ended December 31, 2014

Cash flows from operating activities:	
Net loss	$ (1,098)
Adjustments to reconcile net loss to net cash	
Provided by operating activities:	
Changes in operating assets and liabilities:	
Decrease in accounts receivable	1,212
Net cash provided by operating activities	114
Cash flows from financing activities:	
Distributions to stockholders	(5,000)
Decrease in cash and cash equivalents	(4,886)
Cash and cash equivalents, beginning of year	44,038
Cash and cash equivalents, end of year	$ 39,152

The notes to financial statements are an integral part of these statements.

TLS FINANCIAL SERVICES, INC.

Notes to Financial Statements
See Auditor's Report

December 31, 2014

1. Line of Business and Summary of Significant Accounting Policies

Nature of Business and Reporting Entity

TLS Financial Services, Inc. was incorporated in Maryland in 1986. The Company advises investors in the Mid-Atlantic region, in the purchase of mutual fund investments and acts as an agent, receiving commissions from mutual fund families when their clients purchase mutual fund investments. The Company's business is limited to mutual funds.

Revenue and Cost Recognition

Revenues are derived primarily from brokerage commissions. They are recorded on the accrual basis.

Cash and Equivalents

For the purposes of the cash flow presentation, the Company considers all cash on deposit and money market funds as cash and equivalents.

Income Taxes

The stockholder of the Company has elected to be taxed in accordance with the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, in lieu of corporate income taxes, the individual shareholder is taxed on his proportionate share of the taxable income of the Company. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements.

Use of Estimates in Preparing Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The accompanying financial statements contain no significant estimates.

TLS FINANCIAL SERVICES, INC.

Notes to Financial Statements (continued)
See Accountant's Review Report

For the year ended December 31, 2014

2.   **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1) which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2014, the Company had net capital requirements of approximately $38,652. The Company's aggregate indebtedness to net capital ratio was .01 to 1.

3.   **Concentrations of Credit Risk**

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash.

The Company maintains cash with one financial institution, but is within the FDIC limits. As part of its cash management process, the Company performs periodic evaluations of its credit standing of the financial institution.

4.   **Related Party Transactions**

TLS Advisory Services, Inc. a related party through common ownership maintains office space used by the Company. During the year the Company paid TLS Advisory Services, Inc. $500 per month under a month-to-month arrangement as a management fee for their use of office space and supplies. The management fee for the year ended December 31, 2014 was $6,000.

The Company paid commissions in the amount of $14,375 to the sole stockholder during the year ended December 31, 2014.

TLS FINANCIAL SERVICES, INC.
STATEMENT PERTANING TO EXEMPTIVE PROVISIONS UNDER 15C3-3(K)(2)(i)
December 31, 2014

**Computation for Determination of Reserve
Requirement Under Exhibit A**

Member exempt under 15c3-3(k)(2)(i)

**Information Relating to Possession
and Control Requirements
Under Rule 15c3-3(k)(2)(i)**

Member exempt under 15c3-3(k)(2)(i)



KUCZAK
& ASSOCIATES, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

139 North Main Street, Suite 300
Bel Air, MD 21014

The Board of Directors
TLS Financial Services, Inc.
Towson, Maryland

<center>Review Report of Independent Registered Public Accounting Firm</center>

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) TLS Financial Services, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k)(2)(i) under which TLS Financial Services, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) TLS Financial Services, Inc. stated that TLS Financial Services, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. TLS Financial Services, Inc. management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about TLS Financial Services, Inc. compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Kuczak & Associates, P.A.

Bel Air, Maryland
January 19, 2015

TLS Financial Services, Inc. is exempt from 240.15c3-3(k)(2)(i) for year ending December 31, 2014. The Company was in compliance for the entire year ending December 31, 2014.

Thomas L. Schmidt, President

TLS FINANCIAL SERVICES, INC.
SCHEDULE OF COMPUTATION OF AGGREGATE INDEBTEDNESS
AND NET CAPITAL
(PURSUANT TO SECURITIES AND EXCHANGE COMMISSION RULE 15c3-1)
DECEMBER 31, 2014

COMPUTATION OF AGGREGATE INDEBTEDNESS
Liabilities included in aggregate indebtedness:

Accounts payable		$ 500
	Aggregate Indebtedness	$ 500

COMPUTATION OF NET CAPITAL

Total stockholders' equity		$ 38,652
Less: Total Non-Allowable Assets		-
	Net Capital	$ 38,652

CAPITAL REQUIREMENTS

Net capital required	$ 5,000
Net capital in excess of requirements	33,652
Net capital, as shown above	$ 38,652
Ratio of aggregated indebtedness to net capital	.01 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

Net capital, as reported in Company's Part II (Unaudited) Focus Report	$ 38,652
Net Capital Per Above	$ 38,652

Aggregate indebtedness, as reported in Company's Part II (Unaudited) Focus Report	$ 500
No changes required, as noted during audit	-
Aggregate indebtedness, Per Above	$ 500

There were no material differences between the audited computation of net capital and the broker/dealer's corresponding Unaudited Part II A.

See Independent Auditors' Report

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

FOCUS REPORT

FORM
X-17A-5

(FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT)

PART IIA [12]

(Please read instructions before preparing Form)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [X] [16]   2) Rule 17a-5(b) [ ] [17]   3) Rule 17a-11 [ ] [18]

4) Special request by designated examining authority [ ] [19]   5) Other [ ] [26]

NAME OF BROKER-DEALER   SEC. FILE NO.

TLS FINANCIAL SERVICES, INC. [13]

8-37664 [14]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.)

FIRM ID NO.

19625 [15]

920 PROVIDENCE RD, SUITE 203 [20]

FOR PERIOD BEGINNING (MM/DD/YY)

(No. and Street)

10/01/14 [24]

AND ENDING (MM/DD/YY)

TOWSON [21]   MD [22]   21286-2977 [23]

12/31/14 [25]

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT   (Area code) - Telephone No.

Thomas L. Schmidt [30]

(410) 825-1295 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT

OFFICIAL USE

[32]   [33]

[34]   [35]

[36]   [37]

[38]   [39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS ?   YES [ ] [40]   NO [X] [41]

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT   [ ] [42]

EXECUTION:

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submisson of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the _21ST_ day of _JANUARY_ 20 _15_

Manual Signatures of:

1) _Thomas L. Schmidt_

Principal Executive Officer or Managing Partner

2) _Thomas L. Schmidt_

Principal Financial Officer or Partner

3) _Thomas L. Schmidt_

Principal Operations Officer or Partner

ATTENTION - Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f (a))

FINRA

Date: 1/21/15 5:39 PM
Status: Accepted

BROKER OR DEALER								
TLS FINANCIAL SERVICES, INC.	N	3						100

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12/31/14 99

SEC FILE NO. 8-37664 98

Consolidated □ 198

Unconsolidated X 199

ASSETS

	Allowable	Non-Allowable	Total
1. Cash	$ 39,152 [200]		$ 39,152 [750]
2. Receivables from brokers or dealers:			
A. Clearance account	[295]		
B. Other	[300]	$ [550]	[810]
3. Receivables from non-customers	[355]	[600]	[830]
4. Securities and spot commodities owned, at market value:			
A. Exempted securities	[418]		
B. Debt securities	[419]		
C. Options	[420]		
D. Other securities	[424]		
E. Spot commodities	[430]		[850]
5. Securities and/or other investments not readily marketable:			
A. At cost $ [130]			
B. At estimated fair value	[440]	[610]	[860]
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[460]	[630]	[880]
A. Exempted securities $ [150]			
B. Other securities $ [160]			
7. Secured demand notes:	[470]	[640]	[890]
Market value of collateral:			
A. Exempted securities $ [170]			
B. Other securities $ [180]			
8. Memberships in exchanges:			
A. Owned, at market $ [190]			
B. Owned, at cost		[650]	
C. Contributed for use of the company, at market value		[660]	[900]
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships	[480]	[670]	[910]
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization.	[490]	[680]	[920]
11. Other assets	[535]	[735]	[930]
12. Total Assets	$ 39,152 [540]	$ [740]	$ 39,152 [940]

Page 1

OMIT PENNIES

Date: 1/21/15 5:39 PM
Status: Accepted

BROKER OR DEALER

TLS FINANCIAL SERVICES, INC.

as of _____12/31/14_____

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS
LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable $	[1045]	$ [1255]	$ [1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	[1560]
B. Other	[1115]	[1305]	[1540]
15. Payable to non-customers	[1155]	[1355]	[1610]
16. Securities sold not yet purchased, at market value		[1360]	[1620]
17. Accounts payable, accrued liabilities, expenses and other	500 [1205]	[1385]	500 [1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		[1690]
B. Secured	[1211]	[1390]	[1700]
19. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	[1710]
1. from outsiders $ [970]			
2. Includes equity subordination (15c3-1(d)) of ...... $ [980]			
B. Securities borrowings, at market value from outsiders $ [990]		[1410]	[1720]
C. Pursuant to secured demand note collateral agreements		[1420]	[1730]
1. from outsiders $ [1000]			
2. includes equity subordination (15c3-1(d)) of ...... $ [1010]			
D. Exchange memberships contributed for use of company, at market value		[1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	[1750]
20. TOTAL LIABILITIES $	500 [1230]	$ [1450]	$ 500 [1760]

Ownership Equity

21. Sole proprietorship	$	[1770]
22. Partnership (limited partners) $ [1020]		[1780]
23. Corporation:		
A. Preferred stock		[1791]
B. Common stock	100	[1792]
C. Additional paid-in capital	28,731	[1793]
D. Retained earnings	9,821	[1794]
E. Total	38,652	[1795]
F. Less capital stock in treasury	( )	[1796]
24. TOTAL OWNERSHIP EQUITY	$ 38,652	[1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY	$ 39,152	[1810]

OMIT PENNIES

Page 2

Date: 1/21/15 5:39 PM
Status: Accepted

BROKER OR DEALER		
TLS FINANCIAL SERVICES, INC.	as of	12/31/14

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition .... $ 38,652 [3480]
2. Deduct ownership equity not allowable for Net Capital .... ( ) [3490]
3. Total ownership equity qualified for Net Capital .... 38,652 [3500]
4. Add:
   A. Liabilities subordinated to claims of general creditors allowable in computation of net capital .... [3520]
   B. Other (deductions) or allowable credits (List) .... [3525]
5. Total capital and allowable subordinated liabilities .... $ 38,652 [3530]
6. Deductions and/or charges:
   A. Total non-allowable assets from
      Statement of Financial Condition (Notes B and C) .... $ [3540]
   B. Secured demand note deficiency .... [3590]
   C. Commodity futures contracts and spot commodities-
      proprietary capital charges .... [3600]
   D. Other deductions and/or charges .... [3610] ( ) [3620]
7. Other additions and/or allowable credits (List) .... [3630]
8. Net Capital before haircuts on securities positions .... $ 38,652 [3640]
9. Haircuts on securities (computed, where appliicable,
   pursuant to 15c3-1(f)) :
   A. Contractual securities commitments .... $ [3660]
   B. Subordinated securities borrowings .... [3670]
   C. Trading and investment securities:
     1. Exempted securities .... [3735]
     2. Debt securities .... [3733]
     3. Options .... [3730]
     4. Other securities .... [3734]
   D. Undue concentration .... [3650]
   E. Other (List) .... [3736] ( ) [3740]
10. Net Capital .... $ 38,652 [3750]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

TLS FINANCIAL SERVICES, INC.   as of   12/31/14

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	$	33 [3756]
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	5,000 [3758]
13. Net capital requirement (greater of line 11 or 12)	$	5,000 [3760]
14. Excess net capital (line 10 less 13)	$	33,652 [3770]
15. Net capital less greater of 10% of line 19 or 120% of line 12	$	32,652 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition		$	500 [3790]
17. Add:			
A. Drafts for immediate credit	$ ___ [3800]		
B. Market value of securities borrowed for which no equivalent value is paid or credited	$ ___ [3810]		
C. Other unrecorded amounts (List)	$ ___ [3820]	$	[3830]
19. Total aggregate indebtedness		$	500 [3840]
20. Percentage of aggregate indebtedness to net capital (line 19 divided by line 10) .... %			1.29 [3850]
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c-3-1(d) .... %			0.00 [3860]

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	[3870]
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	[3880]
24. Net capital requirement (greater of line 22 or 23)	$	[3760]
25. Excess net capital (line 10 less 24)	$	[3910]
26. Net capital in excess of the greater of: 5% of combined aggregate debit items or 120% of minimum net capital requirement	$	[3920]

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

    1. Minimum dollar net capital requirement, or

    2. 6-2/3% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of the memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

Date: 1/21/15 5:39 PM
Status: Accepted

BROKER OR DEALER

TLS FINANCIAL SERVICES, INC.

For the period (MMDDYY) from 10/01/14 [3932] to 12/31/14 [3933]
Number of months included in this statement _____3_____ [3931]

REVENUE   STATEMENT OF INCOME (LOSS)

1. Commissions:
   a. Commissions on transactions in exchange listed equity securities executed on an exchange .... $ _____ [3935]
   b. Commissions on listed option transactions .... _____ [3938]
   c. All other securities commissions .... _____ [3939]
   d. Total securities commissions .... _____ [3940]
2. Gains or losses on firm securities trading accounts
   a. From market making in options on a national securities exchange .... _____ [3945]
   b. From all other trading .... _____ [3949]
   c. Total gain (loss) .... _____ [3950]
3. Gains or losses on firm securities investment accounts .... _____ [3952]
4. Profits (losses) from underwriting and selling groups .... _____ [3955]
5. Revenue from sale of investment company shares .... 6,104 [3970]
6. Commodities revenue .... _____ [3990]
7. Fees for account supervision, investment advisory and administrative services .... _____ [3975]
8. Other revenue .... _____ [3995]
9. Total revenue .... $ 6,104 [4030]

EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder officers .... 3,052 [4120]
11. Other employee compensation and benefits .... _____ [4115]
12. Commissions paid to other brokers-dealers .... _____ [4140]
13. Interest expense .... _____ [4075]
    a. Includes interest on accounts subject to subordination agreements .... _____ [4070]
14. Regulatory fees and expenses .... _____ [4195]
15. Other expenses .... 510 [4195]
16. Total expenses .... 1,500 [4100]
    .... $ 5,062 [4200]

NET INCOME

17. Net Income (loss) before Federal income taxes and items below (Item 9 less Item 16) .... $ 1,042 [4210]
18. Provision for Federal income taxes (for parent only) .... _____ [4220]
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above .... _____ [4222]
    a. After Federal income taxes of .... _____ [4238]
20. Extraordinary gains (losses) .... _____ [4224]
    a. After Federal income taxes of .... _____ [4239]
21. Cumulative effect of changes in accounting principles .... _____ [4225]
22. Net income (loss) after Federal income taxes and extraordinary items .... $ 1,042 [4230]

MONTHLY INCOME

23. Income (current month only) before provision for Federal Income taxes and extraordinary items .... 4,820 [4211]

Page 5

Date: 1/21/15 5:39 PM
Status: Accepted

BROKER OR DEALER

TLS FINANCIAL SERVICES, INC.

For the period (MMDDYY) from   10/01/14   to   12/31/14

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period	$	37,610 `4240`
A. Net income (loss)		1,042 `4250`
B. Additions (includes non-conforming capital of	$ `4262`)	`4260`
C. Deductions (includes non-conforming capital of	$ `4272`)	`4270`
2. Balance, end of period (from item 1800)	$	38,652 `4290`

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$	`4300`
A. Increases		`4310`
B. Decreases		`4320`
4. Balance, end of period (from item 3520)	$	`4330`

OMIT PENNIES

BROKER OR DEALER		
TLS FINANCIAL SERVICES, INC.	as of	12/31/14

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based :

A. (k) (1) - Limited business (mutual funds and/or variable annuities only) . . . . $_____ [4550]

B. (k) (2) (i) - "Special Account for the Exclusive Benefit of customers" maintained . . . . __X__ [4560]

C. (k) (2) (ii) - All customer transactions cleared through another broker-dealer on a fully disclosed basis.

    Name(s) of Clearing Firm(s) - Please separate multiple names with a semi-colon

_____ [4335] _____ [4570]

D. (k) (3) - Exempted by order of the Commission . . . . _____ [4580]

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual (See below for code to enter)	Name of Lender or Contributor	Insider or Outsider ? (In or Out)	Amount to be with-drawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
_____ [4600]	_____ [4601]	_____ [4602]	_____ [4603]	_____ [4604]	_____ [4605]
_____ [4610]	_____ [4611]	_____ [4612]	_____ [4613]	_____ [4614]	_____ [4615]
_____ [4620]	_____ [4621]	_____ [4622]	_____ [4623]	_____ [4624]	_____ [4625]
_____ [4630]	_____ [4631]	_____ [4632]	_____ [4633]	_____ [4634]	_____ [4635]
_____ [4640]	_____ [4641]	_____ [4642]	_____ [4643]	_____ [4644]	_____ [4645]
_____ [4650]	_____ [4651]	_____ [4652]	_____ [4653]	_____ [4654]	_____ [4655]
_____ [4660]	_____ [4661]	_____ [4662]	_____ [4663]	_____ [4664]	_____ [4665]
_____ [4670]	_____ [4671]	_____ [4672]	_____ [4673]	_____ [4674]	_____ [4675]
_____ [4680]	_____ [4681]	_____ [4682]	_____ [4683]	_____ [4684]	_____ [4685]
_____ [4690]	_____ [4691]	_____ [4692]	_____ [4693]	_____ [4694]	_____ [4695]

TOTAL $_____ [4699]

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c) (2) (iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE:	DESCRIPTION
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals
4.	15c3-1(c) (2) (iv) Liabilities

KUCZAK
&Associates, P.A.

CERTIFIED PUBLIC ACCOUNTANTS

139 North Main Street, Suite 300
Bel Air, MD 21014

Independent Auditors' Report on Internal Accounting Control
Required by SEC Rule 17a-5

Board of Directors
TLS Financial Services, Inc.

In planning and performing our audit of the financial statements of TLS Financial Services, Inc. for the year ended December 31, 2014, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3(k)(2)(i). We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure of the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

(22)

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be a reportable condition under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level that risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving segregation of duties that we consider to be a material weakness as described above. This condition was considered in determining the nature, timing and extent of procedures performed in our audit of TLS Financial Services, Inc., for the year ended December 31, 2014 and this report does not affect our report thereon dated January 19, 2015.

The Company does not have an adequate segregation of duties over accounting transactions. This condition increases the possibility that errors or irregularities may occur and not be detected on a timely basis. When this condition exists, management's close supervision and review of accounting information is the best means of preventing or detecting errors and irregularities.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2014, to meet the Commission's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used for any other purpose.

Kuegh & Associates, P.A.

Bel Air, Maryland
January 19, 2015

(23)